UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2011

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto is a press release issued by the Registrant and entitled: “Nova Announces 2011 Third Quarter Results”.

The financial statements tables included in the press release are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491) and November 5, 2007 (File No. 333-147140).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2011	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor relations Contacts : Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: info@ccgisrael.com

Company Press Release

NOVA ANNOUNCES 2011 THIRD QUARTER RESULTS

Rehovot, Israel – November 1, 2011 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2011 third quarter results.

Highlights for the Third Quarter of 2011

•	Quarterly revenues of $25.8 million, up 7% year over year

•	Gross margin of 55%

•	Net margin of 23%

•	Quarterly net income of $5.9 million, or $0.22 per diluted share

•	Positive cash flow from operating activities of $5.9 million

•	Total cash reserves reached a record level of $83.7 million

Management Comments

“During the third quarter we continued to demonstrate solid financial performance with significant net income and positive cash flow, and the stage is now set for our full year results to show record revenue levels of around $100 million,” said Gabi Seligsohn, President and CEO of Nova. “This achievement, combined with excellent profitability and positive cash flow, is a direct result of our technology leadership and market share gains built over the last several years.”

“The pace of business during the second half of 2011 is slow and the macro-economic concerns are weighing on our customers’ spending. Short term visibility at this time is also very limited. Under these circumstances, the transition to next generation design rules of below 30nm has been slower than originally expected in foundry and memory segments, and several projects have been delayed. However, in light of end-user market demand and ongoing announcements of new mobile devices, the transition cannot be held off much longer, and our leading customers are already preparing limited capacity to deal with these requirements.”

“Through continued close collaboration with our customers and the introduction of new products and capabilities, we have already been supplying tools to several of these next generation manufacturing and development processes, securing our ability to participate in their ramp up when the general economic status improves. We plan to continue and cultivate these collaborations as they are the key to securing our long term growth plans”.

2011 Fourth Quarter Guidance

For the fourth quarter of 2011, management expects revenues of $16-$19 million, with net profitability of 1%-8%.

In terms of the company’s 2011 annual results, this guidance implies record annual revenues of $100M-$103M and record annual net income of $23M-$25M.

2011 Third Quarter Results

Total revenues for the third quarter of 2011 were $25.8 million, an increase of 7% relative to the third quarter of 2010, and a decrease of 13% relative to the second quarter of 2011.

Gross margin for the third quarter of 2011 was 55%, compared with 56% in the third quarter of 2010 and 58% in the second quarter of 2011.

Operating expenses in the third quarter of 2011 were $8.4 million, compared with $6.4 million in the third quarter of 2010 and $8.2 million in the second quarter of 2011.

The company reported net income of $5.9 million, or $0.22 per diluted share, in the third quarter of 2011. This compares to a net income of $7.3 million, or $0.27 per diluted share, in the third quarter of 2010, and a net income of $9.2 million, or $0.34 per diluted share, in the second quarter of 2011.

The company generated $5.9 million in cash from operating activities during the third quarter of 2011. Total cash reserves at the end of the third quarter of 2011 were $83.7 million.

The Company will host a conference call today, November 1, 2011, at 9:00am ET. To participate, please dial in the US: 1 866 564 0425; or internationally: +972-3-721 7906 / +1 646 254 3374. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call. In addition, a presentation to accompany the conference call will be available together with a live webcast of the conference call. This will be accessible from a link on Nova’s website at www.nova.co.il.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2010 filed with the Securities and Exchange Commission on March 30, 2011. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

 (Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of September 30,	As of December 31,
	2011	2010

CURRENT ASSETS
Cash and cash equivalents	7,682	25,394
Short-term interest-bearing bank deposits	74,291	35,562
Held to maturity securities	1,100	--
Trade accounts receivable	12,121	13,162
Inventories	11,370	10,849
Other current assets	1,237	1,736
	107,801	86,703
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	631	631
Other Long-term assets	311	163
Severance pay funds	2,970	2,786
	3,912	3,580

FIXED ASSETS, NET	5,099	3,094

Total assets	116,812	93,377

CURRENT LIABILITIES
Trade accounts payable	7,985	9,956
Deferred income	2,247	3,397
Other current liabilities	7,451	7,908
	17,683	21,261

LONG-TERM LIABILITIES
Liability for employee severance pay	3,996	3,709
Deferred income	823	-
Other long-term liability	14	23
	4,833	3,732

SHAREHOLDERS' EQUITY	94,296	68,384

Total liabilities and shareholders' equity	116,812	93,377

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	September 30, 2011	June 30, 2011	September 30, 2010

REVENUES
Product sales	21,382	24,989	20,350
Services	4,438	4,658	3,860
	25,820	29,647	24,210

COST OF REVENUES
Products	8,921	9,698	8,182
Services	2,782	2,833	2,542
	11,703	12,531	10,724

GROSS PROFIT	14,117	17,116	13,486

OPERATING EXPENSES
Research & Development expenses, net	4,627	4,516	2,783
Sales & Marketing expenses	2,933	2,778	2,810
General & Administration expenses	809	945	795
	8,369	8,239	6,388

OPERATING PROFIT	5,748	8,877	7,098

INTEREST INCOME, NET	189	286	176

NET INCOME FOR THE PERIOD	5,937	9,163	7,274

Net income per share:
Basic	0.23	0.35	0.29
Diluted	0.22	0.34	0.27

Shares used for calculation of net income per share:
Basic	26,334	26,250	25,008
Diluted	27,079	27,176	26,478

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Nine-months ended
	September 30, 2011	September 30, 2010

REVENUES
Product sales	70,289	49,140
Services	13,347	10,491
	83,636	59,631

COST OF REVENUES
Product sales	27,817	20,214
Services	8,350	7,383
	36,167	27,597

GROSS PROFIT	47,469	32,034

OPERATING EXPENSES
Research & Development expenses, net	14,110	8,165
Sales & Marketing expenses	8,422	7,248
General & Administration expenses	2,483	2,125
	25,015	17,538

OPERATING PROFIT	22,454	14,496

INTEREST INCOME, NET	694	186

NET INCOME FOR THE PERIOD	23,148	14,682

Net income per share:
Basic	0.88	0.61
Diluted	0.86	0.57

Shares used for calculation of net income per share:
Basic	26,182	24,182
Diluted	27,010	25,540

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	September 30, 2011	June 30, 2011	September 30, 2010
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	5,937	9,163	7,274
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	420	377	354
Amortization of deferred stock-based compensation	421	272	215
Increase (decrease) in liability for employee termination benefits, net	(94)	203	(10)

Decrease (increase) in trade accounts receivables	7,554	(4,835)	(1,670)
Decrease (increase) in inventories	1,499	(2,240)	(2,065)
Decrease (increase) in other short and long term assets	726	(33)	(776)
Increase (decrease) in trade accounts payables and other long term liabilities	(3,967)	(667)	2,095
Increase (decrease) in other current liabilities	(642)	(502)	1,738
Increase (decrease) in short and long term deferred income	(5,966)	5,266	746
Net cash provided by operating activities	5,888	7,004	7,901

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(9,000)	(9,426)	(3,934)
Increase (decrease) in short term held to maturity securities	86	(1,186)	--
Additions to fixed assets	(460)	(539)	(453)
Net cash used in investment activities	(9,374)	(11,151)	(4,387)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	104	225	625
Net cash provided by financing activities	104	225	625

Increase (decrease) in cash and cash equivalents	(3,382)	(3,922)	4,139
Cash and cash equivalents – beginning of period	11,064	14,986	6,838
Cash and cash equivalents – end of period	7,682	11,064	10,977

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Nine months ended
	September 30, 2011	September 30, 2010
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	23,148	14,682
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,159	1,001
Amortization of deferred stock-based compensation	959	453
Increase in liability for employee termination benefits, net	103	143

Decrease (increase) in trade accounts receivables	1,041	(978)
Increase in inventories	(2,010)	(6,187)
Increase in other short and long term assets	(390)	(1,423)
Increase (decrease) in trade accounts payables and other longterm liabilities	(1,971)	4,929
Increase (decrease) in current liabilities	(466)	1,762
Increase (decrease) in short and long term deferred income	(327)	4,763
Net cash provided by operating activities	21,246	19,145

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(38,729)	(34,621)
Investment in short term held to maturity securities	(1,100)	--
Investment in long-term deposits	--	(9)
Additions to fixed assets	(1,675)	(1,165)
Net cash used in investment activities	(41,504)	(35,795)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans and exercise of warrants	2,546	798
Shares issued in public offering	--	16,968
Net cash provided by financing activities	2,546	17,766

Increase (decrease) in cash and cash equivalents	(17,712)	1,116
Cash and cash equivalents – beginning of period	25,394	9,861
Cash and cash equivalents – end of period	7,682	10,977